UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-38049

Azul S.A.
(Name of Registrant)

Edifício Jatobá, 8th Floor, Castelo Branco Office Park
Avenida Marcos Penteado de Ulhôa Rodrigues, 939
Tamboré, Barueri, São Paulo, SP 06460-040, Brazil
+55 (11) 4831 2880
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

As previously disclosed by Azul S.A., on January 28, 2025, Azul S.A. (the “Parent Guarantor”), Azul Secured Finance LLP (the “Issuer”) and certain subsidiaries of the Parent Guarantor entered into the following agreements:

•	an indenture, dated as of January 28, 2025 (the “Superpriority Notes Indenture”), entered into among the Issuer, the Parent Guarantor, the other guarantors party thereto (the “Guarantors”), UMB Bank, N.A. (the “Trustee”) and TMF Brasil Administração e Gestão de Ativos Ltda. (the “Brazilian Collateral Agent”), in connection with the issuance of US$525,000,000 aggregate principal amount of Floating Rate Superpriority PIK Toggle Notes due 2030 (the “Superpriority Notes”);

•	an indenture, dated as of January 28, 2025 (the “1L 2028 Notes Indenture”), entered into among the Issuer, the Parent Guarantor, the other Guarantors, the Trustee and the Brazilian Collateral Agent, in connection with the issuance of US$1,048,839,283 aggregate principal amount of 11.930% Senior Secured First Out Notes due 2028 (the “1L 2028 Notes”);

•	an indenture, dated as of January 28, 2025 (the “2L 2029 Notes Indenture”), entered into among the Issuer, the Parent Guarantor, the other Guarantors, the Trustee and the Brazilian Collateral Agent, in connection with the issuance of US$238,015,202 aggregate principal amount of 11.500% Senior Secured Second Out Notes due 2029 (the “2L 2029 Notes”);

•	an indenture, dated as of January 28, 2025 (the “2L 2030 Notes Indenture”), entered into among the Issuer, the Parent Guarantor, the other Guarantors, the Trustee and the Brazilian Collateral Agent, in connection with the issuance of US$546,620,501 aggregate principal amount of 10.875% Senior Secured Second Out Notes due 2030 (the “2L 2030 Notes”); and

•	an amended and restated intercreditor, collateral sharing and accounts agreement, dated as of January 28, 2025 (the “Amended and Restated Intercreditor Agreement”) entered into among the Issuer, the Parent Guarantor, the other Guarantors, UNB Bank, N.A., as U.S. collateral agent and as trustee of the Superpriority Notes, the 1L 2028 Notes, the 2L 2029 Notes and the 2L 2030 Notes, the Brazilian Collateral Agent, Aercap Administrative Services Limited and Vórtx Distribuidora de Títulos e Valores Mobiliários Ltda.

A copy of each of the above agreements is attached as an Exhibit hereto.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	The Superpriority Notes Indenture
99.2	The 1L 2028 Notes Indenture.
99.3	The 2L 2029 Notes Indenture.
99.4	The 2L 2030 Notes Indenture.
99.5	The Amended and Restated Intercreditor Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2025

Azul S.A.

By: /s/ Alexandre Wagner Malfitani
Name: Alexandre Wagner Malfitani
Title: Chief Financial Officer